December 18, 2009

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010

Re:          Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2009
File No. 1-4887

Dear Mr. Cash:

We are in receipt of your letter dated November 20, 2009 regarding your review of Form 10-K for fiscal year ended May 31, 2009.  Our response is provided below.

Item 1.  Business Products, page 3

1.  “We note that for the cement and aggregates segments, backlog is discussed in terms of the quantity of finished cement shipped rather than dollars, as contemplated by Item 101(b)(viii) of Regulation S-K.  Please tell us why you have disclosed your backlog in this manner.”

We believe volumes provide the users of our financial statements more meaningful information regarding our business taken as a whole.  Prices ultimately realized on long term sales contracts often vary from the pricing originally anticipated and this pricing variability makes volumes a more reliable measure of backlog.  Volumes also help the users focus on demand relative to our production capacity, a critical factor in light of current economic conditions in which we are not currently producing at full capacity.

We are responding to items 2-4 in one response.

2.  “You disclose that you have Sand & Gravel, Limestone, and Shale & Clay reserves sufficient for many years production.  Industry Guide 7 requires that you disclose material information concerning your production, reserves, locations and nature of your mineral interests.  Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination.  Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.  Please disclose the following information in a table in this section of your document for each mine, quarry, and/or processing/screening facility:
•	A list of your mines, processing/screening facilities and their location.
•	Tonnage and grade of your proven and/or probable reserves
•	A brief description and capacities of your mines, the mining equipment used, and other infrastructure facilities present and material types produced, annual production and capacity
•	The road, barge and/or railroad access to your properties.
•	The present condition of your mines and processing plants.
•	Property ownership, leased status and/or joint ownership
•	Date your lease expires
•	Number of years until reserve depletion at current production rates.
•	Material events of interest concerning the mine, adverse or otherwise within the last three years.
•	Any mine expansions, contractions or decommissioning within the last three years.
•	Any planned expansions or reductions in mining, processing or screening operations.
•	Any use of mining contractors at your facilities.

Please include only that material that can be produced during the duration of your lease for your reserves.  In addition please segregate your permitted and unpermitted reserves.”

3.  “Please provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your product for the last three years.  A mine may be defined as all the mines that supply a single wash/screening plant, if that is applicable.”

4.  “Insert a small-scale map showing the location and access to your property in your annual filings.  See Item 102(3)(B) of Regulation S-K.  Briefly describe the road, barge and/or railroad access to each of your properties in the text.  Please note that the EDGAR program now accepts digital maps.  So please include these in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.  Otherwise provide the map to the engineering staff for our review.”

Management does not believe our expanded shale and clay operations are material enough to our operations as a whole to warrant disclosure, as these operations are 6% of trade sales and only 1% of net property, plant and equipment.  While our natural aggregates are significant in total, no single mine or facility is in itself significant.  Total trade sales for natural aggregates comprise approximately 13% of our consolidated net trade sales and net property, plant and equipment at our natural aggregate facilities comprise approximately 15% of consolidated net property, plant and equipment.  Every natural aggregate mine or facility contributed less than 5% of consolidated net sales and comprised less than 3% of consolidated net property, plant and equipment for our fiscal year ended May 31, 2009.  Our aggregate (i.e., gravel, rock and sand) mining operations are not as sophisticated or capital intensive as other types of mining for minerals, coal or precious metals.  Our depletion expense in 2009 for financial reporting purposes was less than $1 million for all our operations.

Based on the nature of our operations and the immateriality of each mining operation on a stand alone basis, we do not believe it is meaningful to investors to provide the requested information for each mine, quarry, and/or processing/screening facility.  However, in light of your comments, in future filings we will expand our disclosures to provide additional details regarding mining operations and we will include a disclosure of the requested items in total for our aggregate operations to the extent material.  Our disclosure will focus on the determination of proven and/or probable reserves, the types of mining equipment used, the condition of our mines and plants, method of shipments, lease interests, total production volume, average prices in total and a map showing the locations of our mining operations.

5.  “Supplementally provide:

•	A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.
•	A list of each type of mine plan you routinely develop, and outline its characteristics.
•	An analysis of the percentage of your reserves typically covered by your various mine plans, or planning timeframes for your largest mines, both surface and/or underground.”

The information requested is enclosed.

6.  “Disclose the extent your reserves estimates have been reviewed by third parties, other than SEC engineers.  Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years.  If you have not used any third parties to review your reserves within the last three years, disclose this fact in your filing.”

We have not used third parties to review our reserve estimates within the last three years.  In future filings we will disclose this fact.

Legal Proceedings, page 6

7.  “In future filings, please quantify the relief sought in each of the material legal proceedings you describe that are still pending.  If this information is not available, disclose how many claimants in the litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants.  For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc.  Please refer to Item 103 of Regulation S-K.”

Currently, no claimants in the disclosed proceedings have asserted any specific amount, or range of amounts, of damages.  We will disclose this fact in future filings.

Item 1A.  Risk Factors, page 11

8.  “In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.”

We will do so in future filings.

The financing agreements governing our debt contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt and foreclosure on collateral, page 15

9.  “In future filings, if you include this or a similar risk factor, please disclose the status of your compliance with any applicable covenants or ratios.”

We have disclosed the status of our compliance with applicable covenants in the “Liquidity and Capital Resources” section on page 28.  We will add the disclosure to the risk factor in future filings.

Item 7.  Management’s Discussion and Analysis, page 20
Results of Operations, page 21

10.  “Please revise your results of operations discussion in future annual and quarterly filings to also address your consolidated operating results in accordance with Item 303 of Regulation S-K.”

We will expand our discussion of our results of operations to also address our consolidated operating results in future filings.

Critical Accounting Policies, page 27

11.   “In light of the disclosures throughout your filing relating to the delay of the Hunter, Texas cement plant expansion, please tell us when and how you assessed the related capitalized construction costs for possible impairment.  Please expand your critical accounting policy disclosures in future filings to discuss the uncertainties relating to the recoverability and valuation of the capitalized construction costs, including capitalized interest, focusing on the significant estimates and assumptions underlying your conclusions, including when you assume the expansion will generate positive cash flows.  See Section V of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.”

The Hunter expansion project was started because demand in the markets served by the Hunter plant significantly exceeded existing cement capacity within the market.  While the recession has impacted the supply/demand balance in the short term, demand in excess of current capacity is expected to be the normal condition as the population in Texas continues to grow.  We expect the market to recover within the next two to three years, and we plan to resume construction when it does.  Our expectation of recovery is also consistent with industry trade association estimates.  Thus, we believe the delay in the expansion is temporary and the probability of us not completing the expansion is remote.  Accordingly, we evaluated the potential impairment on the Hunter Plant as a whole as we believe this represents the lowest level of identifiable cash flows and have not evaluated the expansion assets separately from the existing plant.  Based on historical margins, we believe the undiscounted cash flows over the remaining life of the Hunter plant after completion of the expansion, will significantly exceed the current investment in the plant as well as the remaining costs of the expansion and future capital expenditures necessary to achieve these cash flows.  We will expand our disclosure in future filings to disclose the uncertainties and our estimates and assumptions relating to the recoverability of the plant assets.

12.  “We note your disclosures on page 3 and elsewhere in your filing that certain portions of your operating facilities have been idled indefinitely and other plants have been temporarily idled.  Please tell us when and how you assessed your long-lived for impairment, including whether the idled facilities were separately assessed for impairment.  Please expand your critical accounting policy disclosures in future filings to disclose the level at which you test long-lived assets for impairment.  To the extent that the carrying value of a long-lived asset is not materially different from its undiscounted cash flows or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those assets, including their carrying value, the key assumptions underlying your cash flow analyses as well as any uncertainties associated with those key assumptions.”

The assets discussed on page 3 of our annual report that have been permanently idled are insignificant as they have only nominal net book value remaining.  Related to our core operations of our three cement plants and the related temporary idling of the plants from time to time, we have found that we can operate more efficiently during this recent period of reduced demand due to the recession by operating the plants at volumes closer to normal capacity for short periods of time and then ceasing operations until we need to replenish inventory as opposed to continually operating the plants at levels below normal capacity.  We evaluate each operating location separately for impairment when market conditions indicate the potential for impairment, taking into consideration the amount of net property, plant and equipment at each location.  Given the current recession and reduced demand, in the fourth quarter of FY 2009, we evaluated each of our cement plants at Hunter, Texas (including the capitalized construction costs), Midlothian, Texas and Oro Grande, California.  Our estimates assume the return to historical volumes and recovery from the recession over the next two to three years.  Based on our historical margins, our estimates indicate that future undiscounted cash flows over the life of the plants will significantly exceed the carrying value of the individual plants.  We will expand our disclosures in future filings as requested.

Liquidity and Capital Resources, page 28

13.  “We note on page 46 that your senior note agreements contain covenants that impose certain limitations.  Please tell us and disclose in future filings whether there are any financial covenants related to your long-term debt agreements and whether you were in compliance with those covenants as of each reporting date.  In addition, if it is reasonably likely that you will not comply with your debt covenants, please revise future filings to disclose the required ratios/amounts as well as your actual ratios/amounts as of each reporting date.  See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350.”

The only covenants related to our senior note agreements are the ‘incurrence’ covenants delineated on page 46.  There are no financial covenants, which we will clarify in future filings.

Item 8.  Financial Statements, page 33
Note 1.  Summary of Significant Accounting Policies, page 38
Corrections, page 38

14.  “Please explain to us why you did not label the prior period financial statements and related information “as restated” and why your audit report did not include an explanatory paragraph for the restatement.  See paragraph 26 of SFAS 154 and AU 420.12.”

The Company considered the guidance in SFAS 154, SAB 99 and SAB 108 in evaluating the effect of the errors.  We performed a quantitative and qualitative assessment of the errors which considered both the iron curtain and turnaround methods.  Based on these evaluations, we concluded that the corrections were material to the 2009 financial statements and the amounts could not be recognized through a cumulative catch up adjustment through 2009 earnings without materially misstating the 2009 financial statements.  It should be noted that materiality levels in 2009 were significantly reduced by the recession and the resulting decrease in earnings compared to previous years.  In evaluating the impact of the corrections to 2008 and 2007 under the iron curtain and turnaround methods and the qualitative factors, we concluded that the adjustments that were being posted to the 2008 and 2007 financial statements were not material and did not warrant treatment as a restatement.  While we considered the impact on each affected line item on the financial statement, we were most concerned about the impact on net income in these years and the effect on the trend in earnings.  After considering all the relevant factors and quantitative measures, we believe that the judgment of a reasonable person relying upon the financial statements in 2008 and 2007 would not have been changed or influenced by the inclusion of the inventory or the adjustments necessary to correct for the inventory. (Topic 1M)  We discussed our conclusions with our auditors and our audit committee.  Our auditors assessed the materiality of the corrections on their audit report and concluded the corrections were not material to warrant disclosure in their audit opinion.

Fair Value of Financial Instruments, page 39

15.  “Please revise future filings to provide fair value disclosures as of each balance sheet date.”

We will do so in future filings.

Goodwill and Goodwill Impairment, page 40

16.  “Please expand your disclosures in future filings to describe the specific facts, circumstances, and changed assumptions that resulted in the goodwill impairment during the quarter ended May 31, 2009 in accordance with paragraph 47 of SFAS 142.  Please also revise your MD&A disclosures in future filings to more fully discuss any known trends and uncertainties indicated by the impairment.”

We will do so in future filings.

Item 9A.  Controls and Procedures, page 66

17.  “We note your disclosure that there were no significant changes in your internal controls over financial reporting.  In future filings, please refrain from using the word “significant,” or adding similar modifiers, to limit the types of changes about which you are providing disclosures pursuant to Item 308(c) of Regulation S-K.  Item 308(c) requires disclosure with respect to any change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.”

We will do so in future filings.

Item 15.  Exhibits and Financial Statement Schedules, page 70

18.  “We note that you do not appear to have publicly filed all of the schedules to your credit agreement listed as Exhibit 10.3 and your security agreement listed as Exhibit 10.5.  Please file the complete versions of these agreements, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.”

We will do so in our next periodic report.

Form 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11.  Condensed Consolidating Financial Information, page 19

19.  “We note that the parent company (Texas Industries, Inc.) had no revenues during the quarter ended August 31, 2009 yet had positive operating cash flows for the same interim period.  It appears to us that this may have resulted from the improper classification of changes in inter-company amounts as operating cash flows rather than financing cash flows.  Please explain to us how and why you believe your current presentation complies with SFAS 95.”

ASC 210-10-45-22 states “certain cash receipts and payments may have aspects of more than one class of cash flows.  For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset.  If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”  In our case, there are frequent intercompany advances and payments between the Parent Company and its subsidiaries.  These advances are related to changes in working capital of the individual subsidiaries and the Parent stemming from the collection of receivables and payments of accounts payable as well as the Parent’s cash flow needs.  The subsidiaries and the Parent do not charge each other interest on short term intercompany working capital balances.  While it is true that if a third party was facilitating these short term cash flows to the individual legal entities that such cash flows would be in the form of a short term loan arrangement and be considered a financing activity; however, a formal note or credit facility would exist and the third party would also charge the operating subsidiaries interest on these advances.  For purposes of the consolidating statement of cash flows we believe these cash flows are just an extension of the receivable and payable activities of the entity as a whole, and thus the predominant activity is an operating activity to the consolidated entity and have classified changes in intercompany receivables and payables as an Operating Cash Flow in the Consolidating Statement of Cash Flows.

It should be noted that had the intercompany cash flows in questions been related to the $50 million interest bearing intercompany note between the parent and its primary operating subsidiary, we would have classified the intercompany cash flows as a financing activity, in the consolidating statement of cash flows.

DEFINITIVE PROXY STATEMENT FILED ON AUGUST 28, 2009

Compensation Discussion and Analysis, page 18
Stock Ownership Guidelines, page 23

20.  “In future filings, please disclose the status of the efforts of your named executive officers to meet your stock ownership guidelines.”

We will do so in future filings.

Compensation Tables and Information, page 24
Potential Payments upon Termination or Change-in-Control, page 29
Change in Control, page 30

21.  “We note your tabular change in control disclosure on page 31 lacks a row showing the total of the amounts each named executive officer would be entitled to receive under the circumstances you describe.  In future filings, please disclose the total amount for each named executive officer.”

We do not show the total amount because, for all named executive officers other than Mr. Brekhus, the amount shown in the “Monthly Nonqualified Deferred Compensation” line is paid monthly for the life of the executive officer or for a minimum of 180 months, and the sum of those payments cannot be determined.  Rule 402(j)(2) appears to provide that for a payment stream that cannot be paid in a lump sum, disclosure is required of the amount, the periodic basis on which paid and the duration of the payments, all of which we have provided.  Instruction 1 does not appear to apply because no uncertainty exists as the provision or the amount of the monthly payments involved.  The Rule does not appear to require that the sum of future payments (or the present value thereof) be disclosed, or that a total for each executive officer be disclosed.  However, we would be happy to discuss this further if you feel the rule requires disclosure that we are not making.

Also, as you requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or comments about the responses above.

Sincerely,

/s/ Kenneth R. Allen
Kenneth R. Allen
Executive Vice President – Chief Financial Officer

cc:           Bret Johnson
Dietrich King